I REPRESENT
THE PAST, PRESENT
AND FUTURE.

SimpleTech
Annual Report
2002



?

I CAN BE VERY
CHALLENGING
BUT EVERYONE
CAN USE ME.



?

I'M ALL
AROUND YOU
BUT RARELY
NOTICED.



?

I'M VERY CLOSE
TO YOU AND
AS FAR AWAY AS
I CAN BE.



?

I'M HERE TO
STAY BUT
CONSTANTLY
CHANGING.



WHAT AM I?

?

TECHNOLOGY

TECHNOLOGY IS A RIDDLE THAT IS CONSTANTLY TRYING TO BE SOLVED.

WHERE WILL IT GO? WHO WILL SHAPE IT? WHAT WILL IT REQUIRE FROM US?


MMC
32MB
SimpleTech
Digital Media
256
MB
SimpleTech
MEMORY
AND
Bonzai
MMC
Digital Media
128
MB
SimpleTech


SimpleTech
SimpleDrive
ATA
Flash Storage
1.8GB
SimpleTech
Digital Media
COMPACTFLASH
320MB
SimpleTech
CompactFlash
Flash Storage
1GB
SLCF1GBHT2
SimpleTech
STORAGE
SOLUTIONS
Digital Media
PC CARD
FLASH STORAGE
4GB
SimpleTech
SRAM
6MB
SimpleTech
CompactFlash
Flash Storage
640MB
SLCF640H
SimpleTech
ATA
Flash Storage
1GB
SimpleTech

SIMPLETECH'S LINE OF MEMORY AND STORAGE SOLUTIONS ARE AND WILL CONTINUE

TO BE A VITAL FACTOR IN POWERING THE SMALLEST AND LARGEST PRODUCTS IN THE WORLD.


PDA/
Handheld
Digital Video
Disc Player
Video
Game
Digital
Answering
Machine
ATM
Office
Security
System
Navigational
Control
System
Global
Positioning
System
Color
Copier



Digital Audio Car Stereo (MP3)

In-flight Entertainment System

?



E-Book

Digital Audio Player (MP3)

Inkjet Printer

POS Terminal

?

Electronic Game

?



Photo Copier

Notebook PC

Our memory and storage solutions are used in the types of consumer and industrial products which are shown in this Annual Report.

DEAR INVESTORS,

2002 was an extraordinary year for all – customers, suppliers, investors and certainly for SimpleTech. For most of 2002, DRAM component prices remained at or below manufacturers production cost and resulted in lower average selling prices for our products. Couple this environment with the after-effects of 9/11/01, an economy still lacking the necessary support of consumer and corporate confidence, a stock market struggling for a second consecutive year to find its footing, and the non-occurrence of the much anticipated surge in corporate IT spending after three years of negative or modest growth and the result was not only extraordinary but challenging to successfully navigate.

A DEFINITE COURSE OF ACTION

The management team of SimpleTech has been through similar environments at least three times in its 13-year history and with exceptional continuity, again navigated to notable accomplishments including a minimal loss of $0.03 per share. Given the complexity and limitations of the operating environment, SimpleTech noted a number of significant achievements in 2002 and made significant investments which, we believe, will benefit our future.

We increased our units shipped by 24% in 2002, this on the heels of a 16% increase in unit shipments in 2001. This back-to-back unit growth is attributable to several company generated factors, including gaining significant new customers, introducing new products and shipping customized memory solutions into military, casino gaming, medical equipment and other sectors new to SimpleTech. These achievements were reached despite the negative business environment.

When the business environmental factors turn positive, including an increase in corporate IT spending, an increase in consumer and corporate confidence or a balancing of the supply and demand for DRAM, we believe that we will be well-positioned to seize the opportunity as a result of our capital equipment investment made during the last two years.

During 2002 our traditional memory and storage business achieved:

- A 26% year-over-year increase in revenues from Flash-based products
- A 24% year-over-year increase in units shipped
- Record numbers for units shipped in Q4 of 2002 and fiscal year 2002
- A reduction of sales, general and administrative expenses for a second consecutive year
- Increased manufacturing capacity by completing a two-year, $7 million plant upgrade

Earlier I spoke of new product introductions. In Q3 of 2002, our Commercial division introduced our Bonzai USB Flash drive product line. The Bonzai product line has had a successful reception in the market place and now accounts for almost 5% of our total revenues.

Our Industrial division continues to not only recoup from the 2001 downturn in the networking and communication industries, but also capitalize on initiatives begun in late 2000, 2001 and 2002. For example, we successfully penetrated new market sectors and focused on designing and shipping customized memory solutions into new sectors including defense, casino gaming and medical equipment. Our designs are now found in several new applications including military, global positioning satellite-based tracking systems and point-of-sale systems.

Our Xiran division, the result of our 2002 acquisition of Irvine Networks, took several successful steps in 2002. Tom Beaver, our former Board member, joined Xiran as our Senior Vice President and General Manager. Tom's professional background includes more than 30 years of bringing technology products to markets. We invested significantly in research and development and marketing related to Xiran. We received our application-specific integrated circuit (ASIC) from IBM in December 2002 and have begun testing its performance characteristics. If we are successful in bringing this technology to market it will enable content to be moved through the Internet faster, more efficiently and less-expensively. We are currently targeting strategic partnerships in the streaming media, storage and Video On Demand markets.

OUR LOOK TO THE FUTURE

Our confidence in SimpleTech's future lies not only in a 13-year history of performance in all sorts of markets, but in our ability to engineer new memory solutions – both customized and non-customized – as the market offers the opportunity. As memory has evolved during the years from EDO to Fast Page to SDRAM and now to DDR, SimpleTech has also adapted its solutions to the latest technologies and to what the Commercial and Industrial markets demand from leading memory solutions. With our balance sheet strong in assets without any long-term debt, an average tenure at the executive level of more than seven years and with 35% of our employees having a tenure of more than five years, we believe our company is structured to affectively flex with business environments, like we experienced in 2002, while growing and thriving as our history evidences.

For 2003, we believe we are well-positioned to flex with the continuing challenges of the business environment and ready to contribute top-quality memory solutions to consumers and corporations alike, to enhance the enjoyment and productivity of consumer electronics users, to improve the critical performance levels of the military tank commander or increase the safety of the patient with heart disease whose health may depend on the reliability of a heart monitor. We remain focused on our core business – markets that we serve, markets targeted and designed into and of course new products that we are developing for our distribution channels.

To you, my fellow investors, our extraordinary staff at SimpleTech, our suppliers and customers, please accept my appreciation for your faith, support and commitment.

SINCERELY,

MANOUCH MOSHAYEDI
CHAIRMAN AND CEO, SIMPLETECH, INC.

OUR CUSTOMERS AND PARTNERS

CDW

SIMPLETECH AND CDW

CDW is proud to be a leading provider of brand name technology products and services to businesses, government agencies and educational institutions worldwide. Growing that business from the founder's kitchen table in 1984 to the ranks of the FORTUNE 500 is the result of strong relationships with customers and suppliers. For the past 11 years, SimpleTech has helped CDW serve thousands of customers by providing them with the latest in high quality, high-capacity memory and digital media products.

At CDW, that's considered a win for everyone.



UNISYS

SIMPLETECH AND UNISYS

Unisys, a worldwide information technology service and solutions company, combines its expertise in systems integration, outsourcing, infrastructure, server technology and consulting with precision thinking and relentless execution to help clients in more than 100 countries, quickly and efficiently achieve competitive advantage.

SimpleTech provides a number of customized memory solutions to Unisys for use in a variety of products. SimpleTech's engineering group provided a customized SRAM-based memory solution for use in the ES7000 family of enterprise servers. In its effort to design new features into ES7000 products, Unisys leveraged SimpleTech's expertise in memory and testing early in the product design cycle.

Initially, SimpleTech's challenge was to assist Unisys in optimizing product design for testability, and to help derive efficiencies in the supply chain. After working closely with Unisys engineers to address this challenge, SimpleTech designed and delivered an entire customized test program that helped Unisys reach its goal of producing a fault-tolerant system product.



IGT

SIMPLETECH AND INTERNATIONAL GAME TECHNOLOGY

IGT is the consistent world leader in the innovation, design and manufacture of microprocessor-based devices used in casinos and gaming establishments worldwide.

IGT uses a 64MB ATA Flash card in some of its devices. The challenge was finding a memory supplier who could deliver an exceptional Flash-based solution capable of performing in a 24/7 gaming environment and back this performance up with exceptional technology support. IGT founds it solution in SimpleTech – its Industrial sales group, its engineers and its technology support group.

In addition, IGT engineers are leveraging SimpleTech's expertise in memory and storage especially where form factor, operating efficiency and capacity are critical factors. Flash-based solutions are more efficient as they consume less power. Over time, the price of Flash memory has decreased while its reliability has improved. SimpleTech engineers are now designing a customized Flash-based drive (sans moving parts) in an effort to help IGT engineers take device reliability to a new level and enable their customers to benefit from significantly reduced recertification costs and increased in-service time for each gaming device.



THOUGH
THE FUTURE
WILL ALWAYS
REMAIN IN
QUESTION,

SIMPLETECH'S
PRODUCTS
AND
TECHNOLOGY
WILL NOT.

FINANCIAL CONTENTS

SimpleTech 2002

BUSINESS OVERVIEW

SimpleTech designs, manufactures and markets a comprehensive line of over 2,500 memory and storage products, as well as a range of connectivity products. Our memory solutions are based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies. Our products are used in consumer electronics, high-performance computing, defense and aerospace, networking and communications and industrial applications. Examples of these applications include digital cameras, MP3 digital audio players, personal digital assistants, or PDAs, digital video recorders, desktop and notebook computers, military subsystems, in-flight information systems, servers, routers, switches, casino gaming systems, embedded controls and medical instruments. Our patented IC Tower stacking technology allows multiple memory chips to be stacked together to increase the capacities of memory modules without increasing the product footprint. Our small form factor Flash cards, including CompactFlash, Secure Digital, or SD, and MultiMedia cards, increase storage capacities in portable digital devices, such as digital cameras, MP3 digital audio players and PDAs. Our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enable us to customize solutions for specific applications and respond to our customers' rapidly changing product and service requirements. We provide our customers with timely access to high-speed and high-density memory products, increasing their ability to bring products to market quickly and decreasing their capital requirements and production and inventory costs.

We offer our products through our Industrial and Commercial Divisions. Commercial Division channels include value added resellers, or VARs, direct marketers, commercial and industrial distributors and mass market retailers. We believe our comprehensive line of products allows our customers to efficiently manage their inventory purchases by consolidating their sources for memory, storage and connectivity products. Our Industrial Division sells primarily custom memory products for newly manufactured systems, with most sales based on a coordinated design effort between our design team and the engineers from our Industrial Division customers. Our Commercial Division designs and manufactures industry accepted memory storage and connectivity products used as upgrades in or enhancements to computing systems and consumer electronics. CDW Computer Centers accounted for more than 10.0% of our total revenues in 2002, and CDW Computer Centers and Unisys accounted for more than 10.0% of our total revenues in 2001. No other customer accounted for more than 10.0% of our total revenues in 2002 and 2001.

SimpleTech was originally incorporated in California in March 1990 as Simple Technology, Inc. Our name was then changed to SimpleTech, Inc. in May 2001. Our principal executive offices are located at 3001 Daimler Street, Santa Ana, California 92705. Our telephone number is (949) 260-8328. We maintain a World Wide Web site at http://www.simpletech.com. We make available, free of charge, through our web site copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as soon as reasonably practicable after such material is electrontrically filed with, or furnished to, the Securities and Exchange Commission. The information on our web site should not be considered part of this report.

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report. The consolidated statement of operations data for the years ended December 31, 2000 through 2002 and the consolidated balance sheet data at December 31, 2001 and 2002 were derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this Report. The consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 through 2000 were derived from our audited consolidated financial statements and are not included in this Report.

Year Ended December 31, *(in thousands, except share and per share data)*	*1998*	*1999*	*2000*	*2001*	*2002*
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Net revenues	$ 122,288	$ 192,593	$ 308,316	$ 164,241	$ 176,531
Cost of revenues	97,930	152,743	239,964	127,691	143,582
Gross profit	24,358	39,850	68,352	36,550	32,949
Operating expenses					
Sales and marketing	13,340	14,150	21,588	18,078	18,151
General and administrative	9,381	9,755	11,853	11,564	10,354
Research and development	2,180	1,832	3,745	4,426	8,805
Non-recurring expense	–	–	1,810	–	1,360
Total operating expenses	24,901	25,737	38,996	34,068	38,670
(Loss) income from operations	(543)	14,113	29,356	2,482	(5,721)
Interest expense (income), net	1,597	2,128	1,158	(1,395)	(778)
(Loss) income before (benefit) provision for income taxes	(2,140)	11,985	28,198	3,877	(4,943)
(Benefit) provision for income taxes	23	(518)	2,838	1,537	(3,637)
Net (loss) income	$ (2,163)	$ 12,503	$ 25,360	$ 2,340	$ (1,306)
Pro Forma Data[1]:					
(Loss) income before (benefit) provision for income taxes	$ (2,140)	$ 11,985	$ 28,198		
Pro forma (benefit) provision for income taxes	(813)	4,554	10,883		
Pro forma net (loss) income	$ (1,327)	$ 7,431	$ 17,315		
Net (loss) income per share (pro forma in years 1998 - 2000)					
Basic	$ (0.04)	$ 0.24	$ 0.53	$ 0.06	$ (0.03)
Diluted	$ (0.04)	$ 0.23	$ 0.50	$ 0.06	$ (0.03)
Weighted average shares outstanding[2]					
Basic	30,601,027	30,601,027	32,393,218	38,126,687	38,515,825
Diluted	30,601,027	32,657,993	34,593,678	39,435,505	38,515,825

December 31, (in thousands)	1998	1999	2000	2001	2002
CONSOLIDATED BALANCE SHEET DATA:					
Cash and cash equivalents	$ 817	$ 3,779	$ 33,747	$ 51,831	$ 33,992
Marketable securities	–	–	–	–	9,980
Working capital	11,283	22,855	64,300	64,543	60,433
Total assets	40,087	55,131	103,286	89,250	94,461
Long-term portion of debt and capital lease obligations	18,132	15,681	1,642	384	–
Total shareholders' equity	4,760	15,780	69,913	73,873	73,815

(1) From our formation in March 1990 to September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns on that basis. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net (loss) income has been computed using an effective tax rate of 38% to reflect the estimated income tax (benefit) expense as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Subsequent to the termination of our S corporation status on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

(2) Reflects a 5.07 for 1 stock split of our common stock in September 2000. All share and per share amounts have been adjusted to give retroactive effect to the stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to such financial statements included elsewhere in this Report beginning on page 47. The following discussion contains forward-looking statements that involve risks and uncertainties. The statements are based on current expectations and actual results could differ materially from those discussed herein. Factors that could cause or contribute to the differences are discussed in "Risk Factors" and elsewhere in this Report.

OVERVIEW

Simple Technology, Inc., incorporated in March 1990 and renamed SimpleTech, Inc. in May 2001, is a technology solutions provider offering products based on DRAM, SRAM and Flash memory technologies. Headquartered in Santa Ana, California, the company is a leader in the design, development, manufacturing and marketing of memory solutions.

After experiencing year-over-year revenue growth of 57.5% from 1998 to 1999 and 60.1% from 1999 to 2000, revenues declined 46.7% in 2001 and increased 7.5% in 2002. Revenues in 2001 and 2002 were negatively impacted due to softening macro-economic conditions, severe declines in the price of DRAM and Flash components and significantly reduced sales to customers in the communications and networking markets.

As a result of increased demand for Flash-based consumer electronics and industrial applications in which solid-state Flash-based storage displaces traditional storage, our Flash memory products as a percentage of total revenues increased steadily from 12.9% for 1999 to 31.0% for 2002. For the fourth quarter of 2002, Flash memory products as a percentage of total revenues reached 44.0%. In November 2002, Semico Research Corporation projected data storage Flash industry revenues to grow at a compounded annual growth rate of 41% from 2001 to 2004.

In 2001 and 2002, our highest profit margin division was our Industrial Division. In 2002, our highest profit margin product line was our IC Tower stacking product line. We track revenues and gross margins for our Industrial and Commercial Divisions. We do not track separately, and do not intend to track separately, operating expenses for our Industrial and Commercial Divisions. Conversely, we do track operating expenses for our Xiran Division, which is not expected to generate revenues until 2004.

Historically, a small number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 55.5% of our total revenues in 2002, 56.3% of our total revenues in 2001 and 55.8% of our total revenues in 2000. In 2002, CDW Computer Centers accounted for 21.1% of our total revenues. In 2001, CDW Computer Centers and Unisys accounted for 19.7% and 11.0% of our total revenues, respectively. In 2000, Cisco Systems and CDW Computer Centers accounted for 14.6% and 16.8% of our total revenues, respectively. Other than CDW Computer Centers, Cisco Systems and Unisys, no customer accounted for more than 10.0% of our total revenues between 2000 and 2002. The composition of our major customer base changes from quarter to quarter as the market demand for our products changes and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to contribute materially to our revenues in the foreseeable future. The loss of, or a significant reduction in purchases by any of our major customers, could harm our business, financial condition and results of operations. See Risk Factors – "Sales to a small number of customers represent a significant portion of our revenues and the loss of any key customer would materially reduce our sales."

International sales of our products constituted 14.8% of our total revenues in 2002, 16.0% of our total revenues in 2001 and 13.4% of our total revenues in 2000. No single foreign country accounted for more than 10.0% of our revenues between 2000 and 2002. Over 95.0% of our international sales were denominated in U.S. dollars between 2000 and 2002. In addition, our purchases of IC devices are currently denominated in U.S. dollars. However, we do face risks associated with doing business in foreign countries.

In the past, we have been impacted by seasonal purchasing patterns resulting in lower sales in the first and second quarters of each year. Other factors, including component price fluctuations, may distort the effect of seasonality. Our ability to adjust our short-term operating expenses in response to fluctuations in revenues is limited. As a result, should revenues decrease to a level lower than expected in any given period, our results of operations could be harmed.

Revenues are recognized at the time of shipment. We face risks associated with declines in the market value of our products, product returns, inventory obsolescence, price protection and rebates.

From our formation in March 1990 through September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns during that period on that basis. Subsequent to our S corporation termination on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues.

Year Ended December 31,	2002	2001	2000
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	81.3	77.7	77.8
Gross profit	18.7	22.3	22.2
Operating expenses			
Sales and marketing	10.3	11.0	7.0
General and administrative	5.8	7.0	3.9
Research and development	5.0	2.7	1.2
Non-recurring expense	0.8	0.0	0.6
Total operating expenses	21.9	20.7	12.7
Loss (income) from operations	(3.2)	1.6	9.5
Interest (income) expense, net	(0.4)	(0.8)	0.4
(Loss) income before (benefit) provision for income taxes	(2.8)	2.4	9.1
(Benefit) provision for income taxes(1)	(2.1)	1.0	3.5
Net (loss) income(1)	(0.7)%	1.4%	5.6%

(1) Pro forma in 2000.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Net Revenues. Our revenues increased 7.5% from $164.2 million in 2001 to $176.5 million in 2002. Sales of memory products accounted for 93.2% of our revenues in 2002 compared to 90.2% of our revenues in 2001. The increase in revenues from 2001 to 2002 was primarily due to a 24.1% increase in units shipped from 2.9 million units in 2001 to 3.6 million units in 2002, partially offset by a 12.3% decline in our average sales price from 2001 to 2002. The increase in unit volume resulted from unit volume increases of 93.2% for Flash products, 81.6% for IC Tower stacking products and 81.8% for non-DRAM, non-Flash products such as SRAM, hard drive upgrade kits and connectivity products, partially offset by a unit volume decrease of 12.1% for standard memory products. The increase in Flash product units shipped resulted primarily from an increase in sales of Flash products to consumers for applications such as digital camera, MP3 players and PDA through direct marketers and mass market retailers. The decrease in standard memory units shipped resulted primarily from continued weakness in the personal computer market. The decrease in our average sales price resulted primarily from a steady decline of Flash component prices during 2002, partially offset by a marginal increase in overall DRAM component prices in 2002. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average sales price and gross margin.

Our Industrial Division revenues decreased 13.5% from $48.0 million in 2001 to $41.5 million in 2002. Our Industrial Division revenues were negatively impacted in 2002 due to reduced sales to customers in the networking and communications markets. Commercial Division revenues increased 16.2% from $116.2 million in 2001 to $135.0 million in 2002 primarily due to a 50.4% increase in Flash products. We also expect to begin generating revenues from our Xiran Division in 2004.

Our combined backlog was $5.8 million as of December 31, 2002, compared to $4.5 million as of December 31, 2001. Our Industrial Division backlog was $4.3 million as of December 31, 2002, compared to $3.8 million as of December 31, 2001. Our Commercial Division backlog increased from $721,000 as of December 31, 2001, to $1.5 million as of December 31, 2002, as a result of increased Commercial Division orders booked in the fourth quarter of 2002 compared to the fourth quarter of 2001.

Gross Profit. Our gross profit decreased 10.1% from $36.6 million in 2001 to $32.9 million in 2002. Gross profit as a percentage of revenues decreased from 22.3% in 2001 to 18.7% in 2002. Gross profit as a percentage of revenues declined from 2001 to 2002 primarily due to sharp declines in DRAM pricing during the second quarter of 2002, which resulted in a 14.2% gross profit as a percentage of revenue in that quarter. We believe the sharp decline in DRAM pricing during the second quarter of 2002 resulted from failed consolidation discussions between Micron and Hynix, two of the largest DRAM manufacturers in the industry. Gross profit as a percentage of revenues was relatively flat for our Industrial Division at 30.1% in 2002 and 29.6% in 2001. Gross profit as a percentage of revenues for our Commercial Division decreased to 15.1% in 2002 from 19.2% in 2001 primarily due to the impact of DRAM price declines for the second quarter of 2002 on DRAM inventory held in stock. As a result of our Industrial Division selling a larger percentage of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products, gross profit as a percentage of revenues for our Industrial Division is typically higher than our Commercial Division.

Sales and Marketing. Sales and marketing expenses are comprised primarily of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers' representatives, shipping costs and marketing programs. Sales and marketing expenses remained flat at $18.2 million in 2002 compared to $18.1 million in 2001. Sales and marketing expenses as a percentage of revenues remained relatively flat at 10.3% in 2002 compared to 11.0% in 2001.

General and Administrative. General and administrative expenses are comprised primarily of personnel costs for our executive and administrative employees, professional fees and facilities overhead.

General and administrative expenses decreased 10.3% from $11.6 million in 2001 to $10.4 million in 2002. The decline in general and administrative expenses was primarily due to reductions in legal expense of approximately $600,000, bad debt expense of approximately $400,000 and payroll expense of approximately $100,000. General and administrative expenses as a percentage of revenues decreased from 7.0% in 2001 to 5.8% in 2002 primarily due to reduced legal, bad debt and payroll expenses and increased revenues.

Research and Development. Research and development expenses are comprised primarily of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses increased 100.0% from $4.4 million in 2001 to $8.8 million in 2002. Research and development expenses as a percentage of revenues increased from 2.7% in 2001 to 5.0% in 2002. Research and development expenses increased year-over-year from 2001 to 2002 due to a significant expansion of our research and development staff to serve our growing Industrial Division customer base and to develop new product lines. In January 2002, we completed a $2.3 million acquisition of the assets, including intellectual property, of Irvine Networks, LLC, and hired their engineering staff. Irvine Networks, renamed our Xiran Division, is developing a universal solution to accelerate the delivery of content between network and storage. Operating costs for the Xiran Division were approximately $6.5 million in 2002, excluding a $1.4 million non-recurring in-process research and development charge related to the acquisition, and are expected to increase to approximately $9 million in 2003. The Xiran Division received its ASIC, the key component in its universal solution, from its fabrication partner, IBM, in December 2002 and is currently integrating the ASIC into board and system level products. We expect to begin generating revenues from the Xiran Division in 2004.

Non-Recurring Expenses. We did not have non-recurring expenses in 2001. Non-recurring expenses were $1.4 million in 2002 and were comprised of in-process research and development expenses related to the acquisition of Irvine Networks in January 2002.

Interest (Income) Expense, Net. Interest (income) expense, net is comprised primarily of interest income from our cash and cash equivalents and interest expense related to our line of credit and equipment financing. Interest (income) expense, net was ($778,000) in 2002 compared to ($1.4) million in 2001. Interest income was $855,000 in 2002 and $1.6 million in 2001. Interest income decreased from 2001 to 2002 primarily due to lower interest rates. Interest expense was $77,000 in 2002 and $200,000 in 2001. Interest expense decreased from 2001 to 2002 due to the maturation and pay down of a portion of our equipment loans and capital leases.

(Benefit) provision for income taxes. (Benefit) provision for income taxes was ($3.6) million in 2002 and $1.5 million in 2001. (Benefit) provision for income taxes as a percentage of (loss) income before (benefit) provision for income taxes was 73.3% in 2002 compared to 39.6% in 2001. The increase in the effective rate in 2002 resulted from the application of state net operating loss carryforwards, prior year research and development and state enterprise zone hiring credits of approximately $927,000 taken in 2002 and current year research and development and state enterprise zone hiring credits of approximately $934,000.

Net (Loss) Income. Net (loss) income was ($1.3) million in 2002 and $2.3 million in 2001.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Net Revenues. Our revenues decreased 46.7% from $308.3 million in 2000 to $164.2 million in 2001. Sales of memory products accounted for 90.2% of our revenues in 2001 and 91.0% of our revenues in 2000. The decrease in revenues from 2000 to 2001 was primarily due to a 54.4% decrease in our average sales price from 2000 to 2001, offset partially by a 16.0% increase in units shipped from 2.5 million units in 2000 to 2.9 million units in 2001. The decrease in our average sales price resulted from significant declines in DRAM and Flash component prices from October 2000 through November 2001. The increase in unit volume resulted from unit volume increases of 37.7% for standard memory products and 29.7% for Flash products, partially offset by unit volume decreases of 68.4% for IC Tower stacking products and 41.2% for non-DRAM, non-Flash products such as SRAM, hard drive upgrade kits and connectivity products. Increases in Flash and standard memory units shipped resulted primarily from market share gains achieved during 2001 in the mass market retailer channel. Decreases in IC Tower stacking units shipped resulted from excess Industrial Division customer inventory levels throughout 2001. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average sales price and gross margin.

Our Industrial Division revenues decreased 66.7% from $144.2 million in 2000 to $48.0 million in 2001. Our Commercial Division revenues decreased 29.2% from $164.1 million in 2000 to $116.2 million in 2001. Both our Industrial and Commercial Division revenues were negatively impacted in 2001 due to softening macro-economic conditions and severe declines in the price of DRAM and Flash components, which resulted in significantly lower average selling prices. Our Industrial Division revenues were further impacted by a build-up of inventory by our communications and networking customers during 2000.

Our combined backlog was $4.5 million as of December 31, 2001 compared to $22.4 million as of December 31, 2000. Our Industrial Division backlog was $3.8 million as of December 31, 2001 compared to $21.4 million as of December 31, 2000. Our Commercial Division backlog was $721,000 as of December 31, 2001 compared to $1.0 million as of December 31, 2000. From 2000 to 2001, the decrease in Industrial Division backlog resulted from a build-up of inventory by our Industrial Division customers, which led to a significant reduction of orders. Commercial Division backlog is typically nominal since substantially all commercial orders are filled on a same-day or next-day basis.

Gross Profit. Our gross profit decreased 46.5% from $68.4 million in 2000 to $36.6 million in 2001. Gross profit as a percentage of revenues remained flat at 22.3% in 2001 compared to 22.2% in 2000. Gross profit as a percentage of revenues for our Industrial Division increased to 29.6% in 2001 from 26.7% in 2000. Gross profit as a percentage of revenues for our Commercial Division increased to 19.2% in 2001 from 18.2% in 2000 primarily due to a positive shift in customer mix. As a result of our Industrial Division selling a larger percentage of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products, gross profit as a percentage of revenues for our Industrial Division is typically higher than our Commercial Division.

Sales and Marketing. Sales and marketing expenses are comprised primarily of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers' representatives, shipping costs and marketing programs. Sales and marketing expenses decreased 16.2% from $21.6 million in 2000 to $18.1 million in 2001 primarily due to reduced commissions and channel marketing expenses related to lower revenues. Sales and marketing expenses as a percentage of revenues increased from 7.0% in 2000 to 11.0% in 2001 primarily due to reduced revenues.

General and Administrative. General and administrative expenses are comprised primarily of personnel costs for our executive and administrative employees, professional fees and facilities overhead. General and administrative expenses remained relatively flat at $11.6 million in 2001 compared to $11.9 million in 2000. General and administrative expenses as a percentage of revenues increased from 3.8% in 2000 to 7.0% in 2001 primarily due to reduced revenues.

Research and Development. Research and development expenses are comprised primarily of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses increased 19.0% from $3.7 million in 2000 to $4.4 million in 2001. Research and development expenses as a percentage of revenues increased from 1.2% in 2000 to 2.7% in 2001. Research and development expenses increased year-over-year from 2000 to 2001 due to a significant expansion of our research and development staff to serve our growing Industrial Division customer base and to develop new product lines.

Non-Recurring Expenses. We did not have non-recurring expenses in 2001. Non-recurring expenses were $1.8 million in 2000 and were comprised of expenses related to a litigation settlement with Interactive Flight Technologies, Inc. The settlement payment was made in January 2001.

Interest (Income) Expense, Net. Interest (income) expense, net is comprised primarily of interest income from our cash and cash equivalents and interest expense related to our line of credit and equipment financing. Interest (income) expense, net was ($1.4) million in 2001 compared to $1.2 million in 2000. Interest income was $1.6 million in 2001 and $406,000 in 2000. Interest income increased in 2001 compared to 2000 due to a higher average cash balance resulting primarily from initial public offering proceeds received in October 2000 and positive cash flow from operations in each quarter from the fourth quarter of 2000 through the fourth quarter of 2001. Interest expense was $200,000 in 2001 and $1.6 million in 2000. Interest expense decreased significantly from 2000 to 2001 primarily due to the reduction of our line of credit balance to zero in October 2000.

Provision for income taxes. Provision for income taxes was $1.5 million in 2001. Pro forma provision from income taxes was $10.9 million in 2000. Provision for income taxes as a percentage of income before provision for income taxes was 39.6% in 2001. Pro forma provision for income taxes as a percentage of income before provision for income taxes was 38.6% in 2000.

Net Income. Net income was $2.3 million in 2001. Assuming the termination of our S corporation status, pro forma net income would have been $17.3 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we had working capital of $60.4 million, including $34.0 million of cash and cash equivalents and $10.0 million in marketable securities, compared to working capital of $64.5 million, including $51.8 million of cash and cash equivalents, as of December 31, 2001. Our cash and cash equivalents balance decreased over the 2002 period primarily due to an investment in market securities of $10.0 million and purchases of furniture, fixtures and equipment of $5.4 million. We had no outstanding principal balance under our $27.5 million line of credit with Comerica Bank at December 31, 2001 and the line of credit expired in August 2002 and was not renewed. Current assets were 3.9 times current liabilities at the end of 2002, compared to 5.3 times current liabilities at the end of 2001.

Net cash used by operating activities was $217,000 in 2002. Net cash used by operating activities resulted primarily from an increase in net accounts receivable of $6.4 million and an increase in net inventory of $4.3 million, partially offset by an increase in accounts payable of $6.1 million and non-cash depreciation of $3.6 million. Net inventory, net accounts receivable and accounts payable growth resulted from a 28.7% increase in revenues in the fourth quarter of 2002 compared to the fourth quarter of 2001.

Net cash provided by operating activities was $24.2 million in 2001. Net cash provided by operating activities in 2001 resulted primarily from net income of $2.3 million, a decrease in net accounts receivable of $15.6 million and a decrease in net inventory of $21.2 million, partially offset by a decrease in accounts payable of $15.6 million. Inventory and accounts payable decreased primarily due to the implementation of consignment inventory programs with our three largest component suppliers during 2001 and a sharp decline in DRAM and Flash pricing during the year. Accounts receivable decreased due to the decline in overall revenues.

Net cash used in investing activities was $16.9 million in 2002 compared to $5.4 million in 2001. In 2002, net cash used in investing activities resulted primarily from an investment in marketable securities of $10.0 million, purchases of furniture, fixtures and equipment of $5.4 million and an acquisition of a business for $2.3 million. In 2001, net cash used in investing activities was attributable primarily to purchases of furniture, fixtures and equipment. Although we had no material capital expense commitments as of December 31, 2002, we expect to spend up to approximately $3.0 million to $5.0 million during the next 24 months, primarily for manufacturing, testing and engineering equipment.

Net cash used in financing activities totaled $681,000 in 2002 and $674,000 in 2001. Net cash used in financing activities in 2002 resulted from the repayment of borrowings from banks and capital lease obligations of $1.5 million, partially offset by the issuance of common stock for proceeds of $772,000 related to our employee stock purchase plan and stock option exercises. Net cash used in financing activities in 2001 resulted primarily from the repayment of borrowings from banks and capital lease obligations of $1.6 million, partially offset by the issuance of common stock for proceeds of $1.1 million related to our employee stock purchase plan and stock option exercises. In 2001, we also repurchased a total of 72,500 shares of our common stock under our authorized stock repurchase program at an average price of approximately $1.25 per share, resulting in a total cash payment of approximately $92,000.

In prior years, we entered into several capital leases and loans to finance manufacturing and testing equipment. Our obligations under capital leases were $113,000 on December 31, 2002 and $554,000 on December 31, 2001, with interest rates ranging from 8.1% to 9.6% per annum. Our equipment financing loan balances were paid down to zero at December 31, 2002 and had a balance of $1.0 million on December 31, 2001, with interest rates ranging from 7.5% to 9.1% per annum.

Prior to our conversion from an S corporation to a C corporation in September 2000, we made cash distributions of a portion of our S Corporation earnings to our shareholders of record as of September 20, 2000, for reasons including payment of their overall personal income taxes. On September 26, 2000, we distributed to our shareholders of record as of September 20, 2000, in proportion to their ownership of our shares, notes in an aggregate principal amount of $25.1 million, equal to our undistributed earnings from the date of our formation through September 26, 2000. We used a portion of the net proceeds from our initial public offering to payoff the principal amount of these undistributed earnings notes on October 6, 2000 and November 3, 2000.

We believe that our existing assets, cash, cash equivalents and investments on hand, together with cash that we expect to generate from our operations, will be sufficient to meet our capital needs for at least the next twelve months. However, it is possible that we may need or elect to raise additional funds to fund our activities beyond the next year or to consummate acquisitions of other businesses, products or technologies. We could raise such funds by selling more stock to the public or to selected investors, or by borrowing money. In addition, even though we may not need additional funds, we may still elect to sell additional equity securities or obtain credit facilities for other reasons. We cannot assure you that we will be able to obtain additional funds on commercially favorable terms, or at all. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock.

Although we believe we have sufficient capital to fund our activities for at least the next twelve months, our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

- the market acceptance of our products;
- the levels of promotion and advertising that will be required to launch our new products and achieve and maintain a competitive position in the marketplace;
- price discounts on our products to our customers;
- our business, product, capital expenditure and research and development plans and product and technology roadmaps;
- the levels of inventory and accounts receivable that we maintain;
- capital improvements to new and existing facilities;
- technological advances;
- our competitors' response to our products;
- our pursuit of strategic alternatives, including future market opportunities; and
- our relationships with suppliers and customers.

In addition, we may require additional capital to accommodate planned growth, hiring, infrastructure and facility needs or to consummate acquisitions of other businesses, products or technologies.

INFLATION

Inflation was not a material factor in either revenue or operating expenses during the past three fiscal years ended December 31, 2002, 2001 and 2000.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

- *Reserves for inventory excess, obsolescence and lower of market values over costs* – We generally purchase raw materials in quantities that we anticipate will be fully used in the near term. Changes in operating strategy, customer demand and unpredictable fluctuations in market values of raw materials can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to costs and, when necessary, reduce the carrying amount of our inventory to its market value.

- *Allowances for doubtful accounts and price protection* – We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Additionally, we maintain allowances for limited price protection rights for inventories of our products held by our customers as a result of recent sales transactions to them.

  If we reduce the list price of our products, these customers may receive a credit from us. We estimate the impact of such pricing changes on a regular basis and adjust our allowances accordingly.

- *Product returns* – We offer a majority of our customers that purchase products through our commercial channels limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relationships with our customers. We provide for estimated future returns of inventory at the time of sale based on historical experience, and actual results have been within our expectations.

- *Income taxes* – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The process incorporates an assessment of the current tax exposure together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, we establish a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. Further, if our ultimate tax liability differs from the periodic tax provision reflected in the consolidated statements of operations, additional tax expense may be recorded.

- *Litigation and other contingencies* – Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, our management will assess whether such information warrants the recording of additional expense relating to our contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

- *Valuation of long-lived assets* – We assess the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes in our operating strategy can significantly reduce the estimated useful life of such assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

At any time, fluctuations in interest rates could affect interest earnings on our cash and cash equivalents and interest expense on our existing variable rate debt. We believe that the effect, if any, of reasonably possible near term changes in interest rates on our financial position, results of operations and cash flows would not be material. Currently, we do not hedge these interest rate exposures. The primary objective of our investment activities is to preserve capital. We have not used derivative financial instruments in our investment portfolio.

At December 31, 2002, our cash and cash equivalents were $34.0 million. Our variable rate equipment debt was paid down to zero at December 31, 2002, and our floating rate debt under the revolving credit facility expired in August 2002 and was not renewed. At December 31, 2002, our cash and cash equivalents included $25.4 million invested in money market and other interest bearing accounts and $8.6 million invested in securities, which represents investments in corporate bonds, auction rate securities and commercial paper with maturities of less than three months. At December 31, 2002, our investments in securities with maturities of less than three months had a weighted-average time to maturity of 23.3 days.

At December 31, 2002, our investment in marketable securities was $10.0 million. The marketable securities consist primarily of $100,000 certificates of deposit with an original maturity of one year at 100 different financial institutions. At December 31, 2002, these marketable securities had a weighted-average time to maturity of approximately 77 days. Marketable securities represent investments with an original maturity of greater than three months. These securities are classified as held to maturity because we have the intention and ability to hold the securities to maturity. Gross unrealized gains and losses on held-to-maturity marketable securities have historically not been material.

If interest rates were to decrease 1%, the result would be an annual decrease in our interest income related to our cash and cash equivalents of approximately $340,000. Conversely, if interest rates were to increase 1%, the result would be an annual increase in our interest expense related to our variable rate debt of approximately $10,000. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effect of the change in the level of overall economic activity that could exist in such an environment.

More than 95.0% of our international sales are denominated in U.S. dollars. Consequently, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. In addition, we purchase substantially all of our IC devices from local distributors of Japanese, Korean and Taiwanese suppliers. Fluctuations in the currencies of Japan, Korea or Taiwan could have an adverse impact on the cost of our raw materials. To date, we have not entered any derivative instruments to manage risks related to interest rate or foreign currency exchange rates.

RISK FACTORS

You should carefully consider the following risks before you decide to buy shares of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, including those risks set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" above, may also adversely impact and impair our business. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our stock.

This Report contains forward-looking statements based on the current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of certain factors, as more fully described in this section and elsewhere in this Report. We do not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Our quarterly operating results may fluctuate in future periods and, as a result, we may fail to meet expectations of investors and analysts, causing our stock price to fluctuate or decline. Our quarterly operating results have fluctuated in the past and we believe they will continue to do so in the future. Our future results of operations will depend on many factors including:

- Fluctuating market demand for and declines in the average sales prices of our products;
- Overproduction by suppliers of the components used in our products;
- Our ability to procure required components or fluctuations in the cost of such components;

- The effects of litigation;
- Changes in our product and sales mix as well as seasonal demand for our products;
- Market acceptance of new and enhanced versions of our products;
- The timing of the introduction of new products or components and enhancements to existing products or components by us, our competitors or our suppliers;
- Inventory obsolescence, product returns and price protections;
- Manufacturing inefficiencies associated with the start-up of new products and volume production; and
- Expenses associated with acquisitions.

Due to the above factors, quarterly revenues and results of operations are difficult to forecast, and we believe that period-to-period comparisons of our operating results are neither meaningful nor predictive of future performance. In one or more future quarters our results of operations may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely decline.

In addition, the trading price of our common stock may materially decline regardless of our operating performance. The market price of our common stock has been subject to significant fluctuations since our initial public offering in September 2000. The stock market has experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive and diverts management's attention and resources.

Declines in our average sales prices may result in declines in our revenues and gross profit. During the substantial majority of 2001 and 2002, overcapacity in the memory product market resulted in significant declines in component prices, which negatively impacted our average selling prices, revenues and gross profit. Declines in semiconductor prices could also affect the valuation of our inventory, which could harm our business. During periods of overcapacity, our ability to maintain or increase revenues will depend upon our ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to offset declines in sales prices. Our efforts to reduce costs and develop new products to offset the impact of further declines in average sales prices may not be successful. Declines in average sales prices also would result in more memory being built into products by OEMs, which would favor our largest competitors and reduce the demand for our Commercial Division memory products.

Because we depend on a small number of suppliers for IC devices, any disruption in our supply relationships could harm our ability to fulfill orders. We are dependent on a small number of suppliers to supply Flash IC and DRAM IC devices. We have no long-term DRAM IC device supply contract and only have a limited supply contract with Hitachi for Flash IC devices. Although we have a limited contract with Hitachi, there can be no assurance that Hitachi can or will agree to supply the quantities of Flash IC devices we may need to meet our production goals. IC devices represent approximately 95% of our component costs. Our dependence on a small number of suppliers and our limited number of long-term supply contracts expose us to several risks, including the inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Hitachi and Samsung supply substantially all of the IC devices used in our Flash memory products. In addition, Elpida, Micron and Samsung currently supply a majority of the DRAM IC devices used in our DRAM memory products. A disruption in or termination of our supply relationship with any of these significant suppliers by natural disaster or otherwise, or our inability to develop relationships with new suppliers, if required, would cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with our customers, and would increase our costs and/or prices. In particular, if our supply relationships with Hitachi or Samsung are disrupted or terminated, our ability to manufacture and sell our Flash products would be harmed and our Flash business would be adversely affected.

We are subject to the cyclical nature of the semiconductor industry and a significant and prolonged downturn could continue to adversely affect our business. The semiconductor industry, including the memory markets in which we compete, is highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, such as the one we are currently in, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. In the past two and a half years, a semiconductor downturn has negatively impacted our average selling prices, revenues and earnings. Any future downturns, or a worsening of the current downturn, could have a material adverse effect on our business and operating results.

We may be unable to maintain a steady supply of components. The electronics industry has experienced in the past, and may experience in the future, shortages in IC devices, including DRAM, SRAM and Flash memory. We have experienced and may continue to experience delays in component deliveries and quality problems, which have caused and could in the future cause delays in product shipments. In addition, we have required and could in the future require the redesign of some of our products. From time to time, industry capacity has become constrained such that some vendors have placed their customers, ourselves included, on component allocation. This means that while we may have customer orders, we may not be able to obtain the materials that we need to fill those orders in a timely manner which could have a material adverse effect on our business and operating results.

Increased worldwide production of DRAM or Flash components could lead to further declines in average selling prices. The transition to smaller geometries and the use of 300 millimeter wafers by semiconductor manufacturers, which is expected to accelerate over the next five years, could lead to a significant increase in the worldwide supply of DRAM and Flash components. Increases in the worldwide supply of DRAM and Flash components could also result from fab capacity expansions. Increases in worldwide supply of DRAM and Flash components, if not offset by increases in demand, could lead to further declines in the average selling prices of our products and have a material adverse effect on our business and operating results.

Our limited experience in acquiring other businesses, product lines and technologies may make it difficult for us to overcome problems encountered in connection with any acquisitions we may undertake. We intend to pursue selective acquisitions to complement our internal growth. If we make any future acquisitions, we could issue stock that would dilute our shareholders' percentage ownership, incur substantial debt, reduce our cash reserves or assume contingent liabilities. Although we completed the acquisition of assets of Irvine Networks, LLC, renamed our Xiran Division, in January 2002, our experience in acquiring other businesses, product lines and technologies is limited. In addition, the attention of our small management team may be diverted from our core business if we undertake an acquisition. Potential acquisitions also involve numerous risks, including, among others:

- Problems assimilating the purchased operations, technologies or products;
- Costs associated with the acquisition;
- Adverse effects on existing business relationships with suppliers and customers;
- Risks associated with entering markets in which we have no or limited prior experience;
- Potential loss of key employees of purchased organizations; and
- Potential litigation arising from the acquired company's operations before the acquisition.

Our inability to overcome problems encountered in connection with such acquisitions could divert the attention of management, utilize scarce corporate resources and harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

Sales to a small number of customers represent a significant portion of our revenues and the loss of any key customer would materially reduce our sales. Our dependence on a small number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our revenues. Historically, a relatively small number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 55.5% of our total revenues in 2002 and 56.3% of our total revenues in 2001. Our ten largest Industrial Division customers accounted for an aggregate of 78.4% of our Industrial Division revenues or 18.4% of our total revenues in 2002 and 71.0% of our Industrial Division revenues or 20.8% of our total revenues in 2001. In 2001, Unisys accounted for 37.6% of our Industrial Division revenues or 11.0% of our total revenues. No other Industrial Division customer accounted for more than 10.0% of our total revenues in 2002 or 2001.

Our ten largest Commercial Division customers accounted for an aggregate of 60.1% of our Commercial Division revenues or 46.0% of our total revenues in 2002 and 61.6% of our Commercial Division revenues or 43.6% of our total revenues in 2001. Our largest Commercial Division customer in 2001 and 2002, CDW Computer Centers, accounted for 27.6% of our Commercial Division revenues or 21.1% of our total revenues in 2002 and 27.9% of our Commercial Division revenues or 19.7% of our total revenues in 2001. No other Commercial Division customer accounted for more than 10.0% of our total revenues in 2002 or 2001 .

Consolidation in some of our customers' industries may result in increased customer concentration and the potential loss of customers as a result of acquisitions. In addition, the composition of our major customer base changes from quarter to quarter as the market demand for our customers' products changes, and we expect this variability will continue in the future. We expect that sales of our products to a small number of customers will continue to contribute materially to our revenues in the foreseeable future. The loss of, or a significant reduction in purchases by any of our major customers, could harm our business, financial condition and results of operations.

Three of our beneficial shareholders have substantial influence over our operations and can significantly influence matters requiring shareholder approval. Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of SimpleTech, are brothers and beneficially own approximately 79.1% of our common stock at December 31, 2002. As a result, they have the ability to control all matters requiring approval by our shareholders, including the election and removal of directors, approval of significant corporate transactions and the ability to control the decision of whether a change in control will occur.

We are involved from time to time in claims and litigation over intellectual property rights, which may adversely affect our ability to manufacture and sell our products. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. In addition, from time to time, we have received, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights, which claims could result in litigation. Such litigation would likely result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Such a license may not be available on commercially reasonable terms, if at all. Our failure to obtain a license or our failure to obtain a license on commercially reasonable terms could cause us to incur substantial costs and suspend manufacturing products using the infringed technology. If we obtain a license, we would likely be required to make royalty payments for sales under the license. Such payments would increase our costs of revenues and reduce our gross profit. In addition, any litigation, whether as plaintiff or as defendant, would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In addition, the results of any litigation are inherently uncertain.

In the event we desire to incorporate third-party technology into our products or our products are found to infringe on others' patents or intellectual property rights, we may be required to license such patents or intellectual property rights. If we obtain licenses from third parties, we may be required to pay license fees or make royalty payments, which could reduce our gross margins. If we are unable to obtain a license from a third party for technology, we could incur substantial liabilities or be required to expend substantial resources redesigning our products to eliminate the infringement. There can be no assurance that we would be successful in redesigning our products or that we could obtain licenses on commercially reasonable terms, if at all. In addition, any development or license negotiations could require substantial expenditures of time and other resources by us.

We are currently a party to two lawsuits regarding intellectual property as further described under "Legal Proceedings." The outcome of litigation is inherently uncertain and we cannot predict the outcome of these lawsuits with certainty. These lawsuits have diverted, and are expected to continue to divert, the efforts and attention of our key management and technical personnel. In addition, we have incurred, and expect to continue to incur, substantial legal fees and expenses in connection with these lawsuits. As a result, our defense of these lawsuits, regardless of their eventual outcomes, has been, and will continue to be, costly and time consuming. In addition, if our IC Tower stacking patent is found to be invalid, our ability to exclude competitors from making, using or selling the same or similar products to our IC Tower stacking products would cease. In addition, if we are found to infringe valid patents of others, we may be excluded from using the infringed technology without a license, which may not be available on commercially reasonable terms, if at all.

If industry sales of products using Flash memory do not grow, our revenues, gross margins and profitability would be harmed. The market for consumer electronics incorporating data storage Flash memory is relatively new and emerging. The success of our Flash business will depend largely on the level of consumer interest in new and emerging consumer electronics utilizing Flash memory. If sales of products using Flash memory do not increase, we will be unable to grow our Flash business. In addition, if we are unable to anticipate and fulfill customer demand for our products, we may lose sales to our competitors.

Demand for our products would decline if the market for Flash memory does not develop, or if a competing technology displaces Flash memory. There is currently an absence of a single Flash memory standard. It is possible that Flash memory standards other than those to which our products conform will emerge as the industry standard. If we are unable to anticipate and adequately allocate our resources in a timely and efficient manner toward the production and development of industry-standard Flash memory products, we may experience significant delays in releasing new and commercially viable products. These delays would provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular Flash memory standard or competing technology than we are. In particular, a primary source of competition may come from companies that offer alternative technologies such as ferroelectric random access memory products. If a competing technology replaces or takes significant market share from the Flash memory market, we would not be able to sell our Flash products.

The execution of our growth strategy depends on our ability to retain key personnel, including our executive officers, and to attract qualified personnel. Competition for employees in our industry is intense. We have had and may continue to have difficulty hiring the necessary engineering, sales and marketing and management personnel to support our growth. The successful implementation of our business model and growth strategy depends on the continued contributions of our senior management and other key research and development, sales and marketing and operations personnel, including Manouch Moshayedi, our Chief Executive Officer, Mike Moshayedi, our President, and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary. The loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base would prevent us from executing our growth strategy.

We also refer you to additional risk factors that we face that are described in our periodic filings with the Securities and Exchange Commission, specifically our most recent reports on Forms 10-K, 10-Q and 8-K.

CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share and per share amounts)		2002		2001
ASSETS:				
CURRENT ASSETS:				
Cash and cash equivalents	$	33,992	$	51,831
Marketable securities		9,980		–
Accounts receivable, net of allowances of $782 and $540 at December 31, 2002 and 2001, respectively		19,019		12,602
Inventory, net		14,141		9,843
Deferred income taxes		28		786
Other current assets		3,919		4,474
Total current assets		81,079		79,536
Furniture, fixtures and equipment, net		10,169		9,127
Goodwill		835		–
Deferred income taxes		2,378		587
Total assets	$	94,461	$	89,250
LIABILITIES AND SHAREHOLDERS' EQUITY:				
CURRENT LIABILITIES:				
Accounts payable	$	16,381	$	10,320
Current maturities of long-term debt		–		741
Current maturities of capital lease obligations		113		441
Accrued and other liabilities		4,152		3,491
Total current liabilities		20,646		14,993
Long-term debt		–		271
Capital lease obligations		–		113
Total liabilities	$	20,646	$	15,377
Commitments and contingencies (Note 10)				
SHAREHOLDERS' EQUITY:				
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding		–		–
Common stock, $0.001 par value, 100,000,000 shares authorized, 38,725,800 shares issued and outstanding as of December 31, 2002; 38,272,050 shares issued and outstanding as of December 31, 2001		39		38
Additional paid-in capital		66,716		65,484
Unearned stock based compensation		–		(15)
Retained earnings		7,060		8,366
Total shareholders' equity		73,815		73,873
Total liabilities and shareholders' equity	$	94,461	$	89,250

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, (in thousands, except share and per share amounts)	2002	2001	2000
Net revenues	$ 176,531	$ 164,241	$ 308,316
Cost of revenues	143,582	127,691	239,964
Gross profit	32,949	36,550	68,352
Sales and marketing	18,151	18,078	21,588
General and administrative	10,354	11,564	11,853
Research and development	8,805	4,426	3,745
In-process research and development (Note 6)	1,360	–	–
Non-recurring legal settlement (Note 10)	–	–	1,810
Total operating expenses	38,670	34,068	38,996
(Loss) income from operations	(5,721)	2,482	29,356
Interest income	(855)	(1,595)	(406)
Interest expense	77	200	1,564
(Loss) income before (benefit) provision for income taxes	(4,943)	3,877	28,198
(Benefit) provision for income taxes	(3,637)	1,537	2,838
Net (loss) income	$ (1,306)	$ 2,340	$ 25,360
Pro forma data (Note 2):			
Income before provision for income taxes			$ 28,198
Provision for income taxes			10,883
Net income			$ 17,315
Net (loss) income per share:			
Basic	$ (0.03)	$ 0.06	$ 0.53[(a)]
Diluted	$ (0.03)	$ 0.06	$ 0.50[(a)]
Weighted average shares outstanding:			
Basic	38,515,825	38,126,687	32,393,218
Diluted	38,515,825	39,435,505	34,593,678

(a) Pro forma (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unearned Stock Based Compensation	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balances, December 31, 1999	30,601,027	$ 30	$ 3,283	$ (141)	$ 12,705	$ (97)	$ 15,780
Comprehensive income:							
Net income	–	–	–	–	25,360	–	25,360
Foreign currency translation adjustment	–	–	–	–	–	97	97
Total comprehensive income	–	–	–	–	–	–	25,457
Compensation related to stock options vesting	–	–	–	79	–	–	79
Change in par value of common stock	–	1	(1)	–	–	–	–
Distributions to shareholders	–	–	(3,000)	–	(32,039)	–	(35,039)
Issuance of common shares	6,364,000	6	62,726	–	–	–	62,732
Exercise of stock options	607,640	1	671	–	–	–	672
Tax benefit from exercises of stock options	–	–	232	–	–	–	232
Balances, December 31, 2000	37,572,667	38	63,911	(62)	6,026	–	69,913
Net income	–	–	–	–	2,340	–	2,340
Compensation related to stock options vesting	–	–	–	47	–	–	47
Issuance of common shares under employee stock purchase plan	99,826	–	327	–	–	–	327
Stock buyback	(72,500)	–	(92)	–	–	–	(92)
Exercise of stock options	672,057	–	729	–	–	–	729
Tax benefit from exercises of stock options	–	–	609	–	–	–	609
Balances, December 31, 2001	38,272,050	38	65,484	(15)	8,366	–	73,873
Net loss	–	–	–	–	(1,306)	–	(1,306)
Compensation related to stock options vesting	–	–	48	15	–	–	63
Issuance of common shares under employee stock purchase plan	94,833	–	222	–	–	–	222
Exercise of stock options	358,917	1	549	–	–	–	550
Tax benefit from exercises of stock options	–	–	413	–	–	–	413
Balances, December 31, 2002	38,725,800	$ 39	$ 66,716	$ –	$ 7,060	$ –	$ 73,815

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (in thousands)		2002		2001		2000
Cash flows from operating activities:						
Net (loss) income	$	(1,306)	$	2,340	$	25,360
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:						
Depreciation and amortization		3,602		3,152		3,406
Loss on sale of furniture, fixtures and equipment		122		50		42
Accounts receivable provisions		1,463		2,003		1,253
Inventory excess and obsolescence expense		304		759		2,940
Deferred income taxes		(1,033)		1,016		(1,571)
Compensation related to stock options vesting		63		47		79
Tax benefit from exercises of stock options		413		609		232
In-process research and development		1,360		–		–
Other		–		–		97
Change in operating assets and liabilities:						
Accounts receivable		(7,880)		13,498		(5,651)
Inventory		(4,602)		20,450		(15,715)
Other assets		555		(3,405)		(524)
Accounts payable		6,061		(15,630)		5,917
Accrued and other liabilities		661		(728)		2,215
Net cash (used in) provided by operating activities		(217)		24,161		18,080
Cash flows from investing activities:						
Purchase of marketable securities		(9,980)		–		–
Purchase of furniture, fixtures and equipment		(5,383)		(5,796)		(2,635)
Proceeds from sale of furniture, fixtures and equipment		717		393		229
Acquisition of business		(2,295)		–		–
Net cash used in investing activities		(16,941)		(5,403)		(2,406)
Cash flows from financing activities:						
Repayments of line of credit, net		–		–		(12,479)
Repayments of borrowings from banks		(1, 012)		(832)		(697)
Payments on capital lease obligations		(441)		(806)		(935)
Repayment of loans to related parties, net		–		–		40
Proceeds from exercise of stock options		550		729		672
Stock buyback		–		(92)		–
Distributions to shareholders		–		–		(35,039)
Proceeds from issuance of common stock		222		327		65,104
Cost of equity issuance		–		–		(2,371)
Net cash (used in) provided by financing activities		(681)		(674)		14,295
Net (decrease) increase in cash		(17,839)		18,084		29,969
Cash and cash equivalents at beginning of period		51,831		33,747		3,778
Cash and cash equivalents at end of period	$	33,992	$	51,831	$	33,747
Supplemental disclosure of cash flow information:						
Cash paid during the year:						
Income taxes	$	10	$	4,025	$	3,927
Interest	$	78	$	197	$	1,567

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. COMPANY ORGANIZATION:

Simple Technology, Inc., incorporated in March 1990 and renamed SimpleTech, Inc. in May 2001, designs, manufactures and markets a comprehensive line of memory and storage products, as well as connectivity products that connect memory cards and hard drive upgrade kits to PCs. The Company's memory and storage products are based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies. These products are used in consumer electronics, high-performance computing, defense and aerospace, networking and communications and industrial applications. The Company offers its products through its Industrial and Commercial Divisions. Commercial Division channels include value added resellers, direct marketers, commercial and industrial distributors and mass market retailers. The Industrial Division sells primarily custom memory products for newly manufactured systems, with most sales based on a coordinated effort between the Company's design team and the engineers of the Industrial Division customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation: The accompanying consolidated financial statements include the accounts of SimpleTech, Inc. and its subsidiaries in California, Canada and Scotland (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents: Cash and cash equivalents consist primarily of cash in banks and money market funds. All highly liquid investments with a maturity date of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market.

Marketable Securities: Marketable securities consist primarily of $100,000 certificates of deposit with an original maturity of one year at 100 different financial institutions. These securities are classified as held-to-maturity because the Company has the intent and ability to hold the securities to maturity. The securities are stated at cost and the gross unrealized gains and losses on held-to-maturity securities have historically not been material.

Accounts Receivable: Accounts receivable consist of trade receivables recorded upon recognition of revenue for product sales, reduced by reserves for the estimated amount deemed uncollectible due to bad debt, price protections and sales returns. The amount charged to operations for amounts deemed uncollectible as a result of bad debt are based on the sum of (i) the actual amounts incurred during the year and (ii) the Company's estimate of the amount needed on those ending accounts receivable balances, relating to the identification of specific accounts. Amounts charged to operations for amounts pursuant to price protection and sales returns are based on the sum of (i) the actual amounts incurred during the year and (ii) the Company's estimate of the amounts required, but not yet incurred, relating to the identification of specific accounts for price protection and current and historical information for sales returns. For the years ended December 31, 2002, 2001, and 2000, amounts charged to operations for uncollectible accounts for bad debt, price protection and sales returns were approximately $1,463,000, $2,003,000, and $1,253,000, respectively.

Inventory: Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out ("FIFO") method of accounting.

Furniture, Fixtures and Equipment: Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method. The Company's estimated useful lives of the assets, other than leasehold improvements, range from four to five years for equipment and seven years for furniture and fixtures. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its furniture, fixtures and equipment may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Disposal of Long-Lived Assets." When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Goodwill: Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is not amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the Company to assess the goodwill for impairment on an annual basis and when there is reason to suspect that the value has been diminished or impaired with any corresponding write-downs recognized as necessary.

Long-Term Debt: The fair values of the Company's long-term debt have been estimated based on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the Company's loans approximate their fair values.

Revenue Recognition: Product sales and related cost of sales are recognized upon the shipment of product to customers provided the Company has received a purchase order, the price is fixed or determinable, collectibility of the resulting receivable is reasonably assured, returns are reasonably estimable and there are no remaining obligations. The terms of substantially all product sales are FOB shipping point. A substantial portion of the Company's sales through its Commercial Division includes limited rights to return unsold inventory. In addition, some customers have limited price protection rights for inventories of the Company's products held by them. If the Company reduces the list price of their products, these customers may be entitled to receive credits from the Company. The Company provides for estimated future returns of inventory, limited price protection arrangements and the estimated costs of warranty at the time of sale based on historical experience. Actual results have been within management's expectations.

Shipping and Handling Costs: Shipping and handling costs incurred in a sales transaction to ship products to a customer are included in sales and marketing. For the years ended December 31, 2002, 2001 and 2000, shipping and handling costs were approximately $2,200,000, $2,400,000 and $2,100,000, respectively.

Advertising Costs: Advertising costs, which relate primarily to various print media expenditures, are expensed as incurred. For the years ended December 31, 2002, 2001 and 2000, advertising costs were approximately $2,469,000, $2,914,000 and $3,599,000, respectively.

Research and Development: Research and development costs, which primarily relate to payroll-related costs, consulting fees and rent expense for office space, are expensed as incurred.

Income Taxes: Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the year and the change during the year in deferred income tax assets and liabilities.

Stock-Based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's underlying stock at the date of grant over the exercise price of the option, amortized over the vesting period. The Company has adopted the disclosure-only provisions of SFAS No. 123.

Per Share Information: Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities.

For the years ended December 31, 2001 and 2000, potentially dilutive securities consisted solely of options and resulted in potential common shares of 1,308,818 and 2,200,460, respectively. For the year ended December 31, 2002, no potential common shares were included in the diluted per share amount as the effect would have been anti-dilutive.

In September 2000, the Company effected a 5.07 for 1.0 stock split of all outstanding common stock and common stock options. All share and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

Pro Forma Net Income (unaudited): For the year ended December 31, 2000, pro forma net income was computed using an effective tax rate of 38% to reflect the estimated income tax expense of the Company as if it had been subject to C corporation federal and state income taxes for the period, instead of S corporation income taxes.

Segment Reporting: The Company reports information about operating segments based on the manner in which management organizes and evaluates the internal organization to make operating decisions and assess performance.

Risks and Uncertainties: Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash and cash equivalents and accounts receivable. As of December 31, 2002 and 2001, approximately 15% and 37%, respectively, of accounts receivable were concentrated with one and three customers, respectively. For the years ended December 31, 2002, 2001 and 2000, sales to CDW Computer Centers comprised 21%, 20% and 17%, respectively, of the Company's revenues. For the year ended December 31, 2001, sales to Unisys accounted for 11% of the Company's revenues. For the year ended December 31, 2000, sales to Cisco Systems accounted for 15% of the Company's revenues. No other single customer accounted for more than 10% of accounts receivable or revenues at December 31, 2002 and 2001, or for each of the three years in the period ended December 31, 2002. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well-established companies. Historically, bad debt provisions have been consistent with management's expectations.

At December 31, 2002 and 2001, the Company had amounts on deposit with financial institutions that were in excess of the federally insured limit of $100,000.

The manufacturing operations of the Company are concentrated in a facility located in Santa Ana, California. As a result of this geographic concentration, a disruption in the manufacturing process resulting from a natural disaster or other unforeseen event could have a material adverse effect on the Company's financial position and results of operations.

Certain of the Company's products utilize components that are purchased from a small number of sources with whom the Company has no long-term contracts. An inability to obtain such components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions, interruptions in product shipments or increases in product costs, which could have a material adverse effect on the Company's financial position and results of operations.

Management Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 3. RELATED PARTY TRANSACTIONS:

The Company occupies two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which its executive offices, manufacturing, engineering, research and development and testing operations are located. The Company leases both facilities from MDC Land LLC ("MDC"), a limited liability company owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of SimpleTech. MDC has no operations other than leasing transactions with the Company. An operating lease with MDC for the 24,500 square foot facility was signed in April 2000. The lease term was decreased from 26 years to 5 years, expiring in March 2005, and the monthly base rent was changed from approximately $19,000 to approximately $17,000. An operating lease with MDC for the 48,600 square foot facility was signed in June 2000. The 48,600 square foot facility lease expires in May 2005, and the base rent is approximately $33,000 per month. Building rent expense for these two facilities for the years ended December 31, 2002, 2001 and 2000, amounted to $603,000, $603,000 and $446,000, respectively. At December 31, 2002, 2001 and 2000, there was no outstanding facility rent owed to MDC.

In 1996 and 1997, the Company entered into equipment leases with MDC Land Corporation, a corporation owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. In December 2001, the Company exercised its purchase option under the capital leases by purchasing all of the related equipment for approximately $21,000. Equipment lease payments amounted to $0 in 2002, $385,000 in 2001 and $574,000 in 2000. At December 31, 2002, 2001 and 2000, there was no outstanding equipment lease payments owed to MDC.

NOTE 4. INVENTORY:

Inventory consists of the following:

December 31,	2002	2001
Raw materials	$ 6,325,000	$ 5,421,000
Work-in-progress	364,000	927,000
Finished goods	8,256,000	4,785,000
	14,945,000	11,133,000
Valuation allowances	(804,000)	(1,290,000)
	$ 14,141,000	$ 9,843,000

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT:

Furniture, fixtures and equipment consist of the following:

December 31,	2002	2001
Furniture and fixtures	$ 325,000	$ 299,000
Equipment	24,643,000	21,557,000
	24,968,000	21,856,000
Accumulated depreciation and amortization	(14,799,000)	(12,729,000)
	$ 10,169,000	$ 9,127,000

For the years ended December 31, 2002, 2001 and 2000, the Company recorded depreciation and amortization expense of approximately $3,602,000, $3,152,000 and $3,406,000, respectively.

At December 31, 2002 and 2001, furniture, fixtures and equipment included approximately $1,978,000 of assets under capital leases with associated accumulated amortization of approximately $1,881,000 and $1,486,000, respectively.

NOTE 6. ACQUISITION OF BUSINESS

In January 2002, the Company acquired substantially all the assets, including intellectual property, of Irvine Networks, LLC for $2.3 million in cash. The Company retained the engineering staff of Irvine Networks, LLC, which was subsequently renamed the Xiran Division. In connection with the acquisition, approximately $1.4 million of the purchase price was allocated to in-process research and development ("IPR&D"). The amount attributed to IPR&D was expensed at the date of acquisition as the IPR&D projects had not reached technological feasibility nor had any alternative use. In addition, approximately $835,000 and $100,000 of the purchase price was allocated to goodwill and fixed assets, respectively.

The acquisition added significant expertise in content delivery and storage system design. The Xiran Division is developing a universal solution to accelerate the delivery of content between network and storage. The Xiran Division received its ASIC from its fabrication partner, IBM, in December 2002 and is currently integrating the ASIC into board and system level products. Revenues from the Xiran Division are expected during 2004. While the Xiran Division received its ASIC, the key component in its universal solution, in December 2002 and expects revenue in 2004, there can be no assurance that the efforts focused thus far will result in future profitability of the Xiran Division. In addition, the success of the product and the Xiran Division will depend in significant part upon the ability to develop, introduce and sell the product on a timely and cost-effective basis, and to respond to changing customer requirements.

NOTE 7. LINE OF CREDIT:

Effective August 3, 1999, the Company entered into a line of credit agreement, as amended. The line of credit balance was reduced to zero in October 2000. There were no borrowings on this line of credit from the pay down in October 2000 to the expiration of the line in August 2002. The line of credit was not renewed after expiration.

NOTE 8. LONG-TERM DEBT:

Long-term debt consists of the following:

December 31,	2001
Equipment notes payable, principal and interest payable in monthly installments of $70,671, maturing at various dates through December 2004, collateralized by equipment, interest ranging between 8.4% and 9.1%	$ 1,012,000
Less current portion	(741,000)
	$ 271,000

The equipment notes payable were paid off during 2002.

NOTE 9. INCOME TAXES:

From formation in March 1990 to September 26, 2000, the Company had elected for U.S. federal income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code. Under this election, the Company's shareholders, rather than the Company, were subject to federal income taxes on their respective share of the Company's taxable income. The Company had also elected similar treatment for California franchise tax purposes, which also requires a state income tax at the Company-level of 1.5%. On September 26, 2000, the Company terminated its Subchapter S election. Subsequent to the termination, the Company has paid federal and state corporate-level income taxes. In 2000, pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes as a C corporation for all periods presented.

The (benefit) provision for income taxes consists of the following:

December 31,	2002	2001	2000
Current			
Federal	$ (2,793,000)	$ 527,000	$ 3,544,000
State	189,000	(6,000)	496,000
Foreign	–	–	369,000
	(2,604,000)	521,000	4,409,000
Deferred			
Federal	1,058,000	948,000	(1,752,000)
State	(2,091,000)	68,000	181,000
	(1,033,000)	1,016,000	(1,571,000)
Total (benefit) provision for income taxes	$ (3,637,000)	$ 1,537,000	$ 2,838,000

For 2002, the difference between the effective rate and the expected U.S. federal tax rate is due to an increase in deferred tax assets as a result of prior year and current year research and development tax credits recorded in 2002. For 2001, the difference between the effective rate and the expected U.S. federal tax rate is due primarily to state taxes and other permanent differences between tax and financial reporting income. For 2000, the difference between the effective tax rate and the expected U.S. federal tax rate is due primarily to an increase in deferred tax assets as a result of terminating the Company's S corporation status and income taxed at the shareholder level.

The (benefit) provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows:

	2002	2001	2000
Statutory regular federal income tax	(35.0)%	35.0%	35.0%
State taxes (including state tax credits in 2002), net of federal benefit	(25.0)	1.1	2.3
Income taxed at shareholder level prior to termination of S-Corporation election	–	–	(21.9)
Increase in deferred tax benefits from termination of S-corporation election	–	–	(5.9)
Tax credits	(14.3)	–	–
Other	1.0	3.5	0.6
	(73.3)%	39.6%	10.1%

The components of deferred tax assets and (liabilities) are as follows:

December 31,	2002	2001
Current deferred tax assets (liabilities):		
Financial statement allowances	$ 645,000	$ 798,000
Accrued expenses	191,000	137,000
State taxes	(880,000)	(149,000)
Other	72,000	–
Total current	28,000	786,000
Noncurrent deferred tax assets (liabilities):		
Depreciation and amortization	(189,000)	430,000
Operating loss carryforwards	1,214,000	715,000
Credit carryforwards	2,327,000	147,000
Other	9,000	10,000
	3,361,000	1,302,000
Valuation allowance	(983,000)	(715,000)
Total noncurrent	2,378,000	587,000
	$ 2,406,000	$ 1,373,000

At December 31, 2002, the Company had state net operating loss carryforwards of approximately $2,614,000, which begin to expire in 2013. On September 11, 2002, the Governor of California signed into law new tax legislation that suspends the use of net operating loss carryforwards into tax years beginning on or after January 1, 2002 and 2003. Should the Company have taxable income for the year ending December 31, 2003, it may not look to California net operating losses generated in prior years to offset taxable income. This suspension will not apply to tax years beginning after 2003.

At December 31, 2002, the Company has federal research and development credit carryforwards of approximately $419,000 which begin to expire in 2022. In addition, the Company had the following state credits: research and development credit carryforwards of approximately $853,000, which carryforward indefinitely; enterprise zone credit carryforwards of approximately $941,000, which carryforward indefinitely; and manufacturer's investment credit carryforwards of approximately $430,000, which begin to expire in 2009.

For income tax purposes, the Company's foreign subsidiary, Simple Technology Limited, is treated as a separate entity and, therefore, is not subject to U.S. taxation.

The Company's foreign subsidiary, SimpleTech Europe, is treated as a branch partnership for income tax purposes and, therefore, is subject to U.S. taxation. At December 31, 2002 and 2001, this entity had U.K. net operating loss carryforwards of $3,200,000 and $2,300,000, respectively. The losses carry over indefinitely, unless certain changes in business operations, as defined, occur during the carryover period. The Company has established a valuation allowance against these deferred tax assets since it cannot be established that this foreign subsidiary's U.K. net operating loss carryforwards will be fully utilized.

NOTE 10. COMMITMENTS AND CONTINGENCIES:

DPAC Technologies, Inc.-Patent Infringement. On September 23, 1998, the Company filed a lawsuit against DPAC Technologies, Inc., formerly Dense-Pac Microsystems, Inc. ("DPAC"), in the United States District Court for the Central District of California for infringement of the Company's IC Tower stacking patent, U.S. Patent No. 5,514,907. On March 29, 2001, the court entered final judgment finding DPAC did not infringe the Company's patent and that the Company did not infringe DPAC's patent. The appeals court affirmed the final judgment on March 7, 2002. On September 3, 2002, the Company filed a petition for certiori with the U.S. Supreme Court. On October 7, 2002, the petition to the Supreme Court was granted and the matter was remanded to the Circuit Court of Appeals. DPAC filed motion for summary affirmance with the Court of Appeals. On February 26, 2003, the Court of Appeals denied DPAC's motion and remanded the matter for trial to the United States District Court for the Central District of California. No trial date has been set by the District Court.

On October 17, 2000, the U.S. Patent and Trademark Office granted the Company a reissue patent on the Company's IC Tower stacking patent. The reissue patent is U.S. Patent No. Re. 36,916.

On February 21, 2001, the Company filed a new lawsuit against DPAC in the United States District Court for the Central District of California for infringement of the reissue patent. The Company is seeking damages and an injunction against further infringement. On March 13, 2001, DPAC filed an answer to the Company's complaint denying infringement and asserted a defense of patent invalidity. In addition, DPAC counterclaimed alleging the Company misappropriated unspecified DPAC technology and allegedly used that unspecified technology in the Company's IC Tower products. On September 9, 2002, the Company and DPAC agreed to dismiss this lawsuit without prejudice. Although a dismissal without prejudice allows for the potential refiling of the lawsuit in the future, the Company has not pursued a refiling.

Lemelson Medical, Education & Research Foundation, LLP - Patent Infringement. The Company received notice on November 26, 2001 that the Lemelson Medical, Education & Research Foundation, LLP ("Lemelson Foundation") filed a complaint on November 13, 2001 against the Company and other defendants. The complaint was filed in the District Court of Arizona and alleges that the Company's manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The complaint also states that these allegedly infringed patents relate to machine vision technology and bar coding technology. On March 7, 2002, the Company was served with the Lemelson Foundation complaint. Thereafter, the case was stayed pending the outcome of related cases against other parties involving the same patents. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and the Company has not made any such estimate at this time.

Lexar Media, Inc. – Unfair Trade Practice. On October 1, 2002, the Company filed a lawsuit against Lexar Media, Inc. in the Superior Court of Orange County, California for unfair trade practices and is seeking unspecified damages, including punitive and trebled damages. The Company's complaint sets forth various causes of actions against Lexar Media, including trade libel, libel per se, interference with business opportunities, violation of the California Unfair Competition Act, and violation of the California Unfair Trade Practices Act. On October 30, 2002, Lexar Media filed a notice of removal, which removed the matter from the Orange County Superior Court to the United States District Court for the Central District of California. This lawsuit is in the early stage of discovery.

Interactive Flight Technologies, Inc. On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from the Company's sale of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. The Company purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and was not a party to this lawsuit. On June 8, 1999, Avnet filed a cross claim against the Company seeking indemnification.

All parties entered into a settlement agreement that settled all claims between them. Under the terms of the settlement, the Company made a total payment of $1,810,000 to Interactive Flight and the other parties in 2001. On January 23, 2001, the court entered its Order of Dismissal dismissing all remaining claims between the parties.

Other Legal Proceedings. The Company is currently not a party to any other material legal proceedings. However, the Company is involved in other suits and claims in the ordinary course of business, and the Company may from time to time become a party to other legal proceedings arising in the ordinary course of business.

As is common in the industry, the Company currently has in effect a number of agreements in which the Company has agreed to defend, indemnify and hold harmless certain of its suppliers and customers from damages and costs which may arise from the infringement by the Company's products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. The Company's insurance does not cover intellectual property infringement.

Lease Commitments. As discussed in Note 3, the Company leases its corporate office facilities from affiliates of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of the Company. In addition, the Company leases manufacturing equipment from an unaffiliated third party under capital leases with initial noncancelable lease terms ranging from 4 to 5 years with an interest rate of 8.11% per annum. The Company also leases a 12,000 square foot office space for research and development and various small facilities for sales offices and storage from unaffiliated third parties under operating leases with initial noncancelable lease terms ranging from 2 to 4 years. Future scheduled minimum annual lease payments for the years ending December 31 are as follows:

	Capital Leases	Operating Leases (Related Party)	Operating Leases (Third Party)
2003	$ 115,000	$ 603,000	$ 301,000
2004	–	603,000	222,000
2005	–	217,000	111,000
Net minimum lease payments	115,000	$ 1,423,000	$ 634,000
Less, amounts representing interest	(2,000)		
Present value of future minimum capital lease obligations, current	$ 113,000		

Rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately $1,030,000, $783,000 and $772,000, respectively, inclusive of related party balances.

Repurchase Agreements. The Company is contingently liable at December 31, 2002, to various financial institutions on repurchase agreements in connection with wholesale inventory financing. In general, inventory would be repurchased by the Company upon customer default with a financing institution and then resold through normal distribution channels. The amount of potential product returns is estimated and provided for in the period of the sale for financial reporting purposes. As of December 31, 2002, the Company has never been required to repurchase inventory in connection with the customer default agreements noted above. However, there can be no assurance that the Company will not be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $876,000, $1,100,000 and $2,700,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

401(k) Plan. The Company has a 401(k) profit sharing plan covering employees with at least six months of service. Employees may make voluntary contributions of up to 20% of their annual pre-tax compensation to the plan, subject to the maximum limit allowed by the IRS guidelines. The Company makes matching contributions equal to one-half of each participating employee's matchable contributions to the plan, which cannot exceed 10% of their salary. The Company's matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment. For the years ended December 31, 2002, 2001 and 2000, the Company made matching contributions of approximately $492,000, $424,000 and $369,000, respectively.

Company Stock Buy Back. In September 2001, the Company's Board of Directors authorized a stock repurchase program under which the Company could repurchase up to 1,800,000 shares of the Company's common stock over an 18-month period. The shares may be purchased from time to time, at prevailing market prices, through open market or unsolicited negotiated transactions, depending on market conditions and other considerations, until March 31, 2003. During fiscal 2001, the Company repurchased 72,500 shares of its common stock for a total of $92,000 under this program. During 2002, the Company did not repurchase any shares of its common stock under this program. Shares of common stock repurchased have been returned to the status of authorized but unissued shares of common stock and may be issued by the Company in the future.

NOTE 11. STOCK OPTION PLAN:

The 2000 Stock Incentive Plan (the "Plan") is intended to serve as the successor equity incentive program to the 1996 Stock Option Plan (the "Predecessor Plan"). The Plan was adopted by the Company's board of directors and approved by its shareholders in June 2000. In September 2000, the Plan became effective, and all outstanding options under the Predecessor Plan were transferred into the Plan. No further option grants will be made under the Predecessor Plan. The transferred options will continue to be governed by their existing terms, unless the compensation committee of the Board of Directors elects to extend one or more features of the Plan to those options.

The Plan provides for the direct sale of shares and the grant of options to purchase shares of the Company's common stock to officers and other employees, non-employee board members and consultants. Under the Plan, eligible participants may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date. The compensation committee of the Board of Directors has the authority to determine the time or times at which options become exercisable under the Plan. Options expire within a period of not more than ten years from the date of grant.

On October 29, 2001, the compensation committee of the Board of Directors authorized the Company to implement an option exchange program pursuant to which the Company's current employees, including executive officers, were given the opportunity to exchange their outstanding options to purchase shares of the Company's common stock for new stock options for the same number of shares to be granted to them at a later date. At the conclusion of the option exchange program on December 20, 2001, the Company accepted for exchange and canceled options to purchase an aggregate of 2,309,500 shares of the Company's common stock. On June 24, 2002, the Company issued replacement options to purchase an aggregate of 2,202,500 shares of the Company's common stock at an exercise price of $5.75, which was the closing price per share of the Company's common stock on the grant date. Options to purchase an aggregate of 107,000 shares of the Company's common stock were exchanged and canceled, but not replaced, as a result of terminations of employees between the exchange date and the replacement grant date.

At December 31, 2002, the Plan provided for the issuance of up to 10,066,792 shares of common stock, including 2,777,471 shares subject to options transferred from the Predecessor Plan. The number of shares of common stock reserved for issuance under the Plan will automatically increase on the first trading day in January in each calendar year by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the prior calendar year, but in no event will exceed 2,500,000 shares.

A summary of the option activity under the Plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balances at 12/31/99	3,385,061	$ 1.08
Granted	3,569,000	$ 10.97
Exercised	(607,641)	$ 1.11
Canceled	(77,949)	$ 11.00
Balances at 12/31/00	6,268,471	$ 6.58
Granted	1,583,550	$ 2.60
Exercised	(672,057)	$ 1.08
Canceled	(3,434,850)	$ 9.95
Balances at 12/31/01	3,745,114	$ 2.78
Granted	4,678,900	$ 5.29
Exercised	(358,917)	$ 1.53
Canceled	(1,311,445)	$ 5.34
Balances at 12/31/02	6,753,652	$ 4.05
Exercisable at 12/31/00	2,658,820	$ 1.07
Exercisable at 12/31/01	2,044,720	$ 1.80
Exercisable at 12/31/02	1,980,862	$ 1.93

At December 31, 2002, 1,674,526 options were available for grant under the Plan.

	Options Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Exercise Price
$1.06 to $1.18	1,606,337	$ 1.06	3.52	1,606,337	$ 1.06
$1.50 to $2.51	444,640	1.80	9.13	52,520	1.64
$2.74	593,125	2.74	8.33	114,705	2.74
$2.81 to $4.83	619,450	3.47	9.53	33,300	3.38
$5.00 to $5.31	678,300	5.02	9.10	–	–
$5.75 to $6.10	2,389,100	5.76	9.48	–	–
$6.50 to $11.00	422,700	9.30	8.25	174,000	9.25
	6,753,652			1,980,862	

With respect to options granted to employees in 1999, there were 446,459 shares under options granted in January 1999 with an estimated fair market value of $1.58 per share, 65,910 granted in April 1999 and 6,591 granted in May 1999 with an estimated fair market value of $2.37 per share, all of which were granted at an exercise price of $1.18 per share. The difference between the exercise price and the fair market value at the date of grant of $262,000 is accounted for as unearned compensation and is being amortized to expense over the related service period. In 2002, the Company recorded additional compensation expense of $48,000 as a result of accelerated vesting of stock options for a terminated employee. The Company recorded a total of approximately $63,000, $47,000 and $79,000 as compensation expense for the years ended December 31, 2002, 2001 and 2000, respectively, related to options granted to employees.

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and related interpretations in accounting for stock option plans. Accordingly, no compensation cost has been recognized for its Plan other than that described above. Had compensation cost been determined based on the fair value at the grant dates for stock options under the Plan consistent with the method promulgated by SFAS No. 123, the Company's net income for the years ended December 31, 2002, 2001 and 2000 would have resulted in the pro forma amounts below:

Year Ended December 31,	2002	2001	2000
(Loss) income before income taxes, as reported	$ (4,943,000)	$ 3,877,000	$ 28,198,000
Additional compensation expense per SFAS No. 123	(3,614,000)	(3,992,000)	(946,000)
Pro forma (loss) income before (benefit) provision for income taxes	(8,557,000)	(115,000)	27,252,000
Pro forma (benefit) provision for income taxes	(5,010,000)	(45,000)	10,524,000
Pro forma net (loss) income	$ (3,547,000)	$ (70,000)	$ 16,728,000
Net (loss) income as reported	$ (1,306,000)	$ 2,340,000	$ 17,315,000[(a)]
Basic net (loss) income per share:			
Pro forma	$ (0.09)	$ –	$ 0.52
As reported	$ (0.03)	$ 0.06	$ 0.53[(a)]
Diluted net (loss) income per share:			
Pro forma	$ (0.09)	$ –	$ 0.48
As reported	$ (0.03)	$ 0.06	$ 0.50[(a)]
Weighted average shares outstanding:			
Basic	38,515,825	38,126,687	32,393,218
Diluted	38,515,825	39,435,505	34,593,678

(a) Pro forma (Note 2).

The fair value of each option grant under the Predecessor Plan was estimated on the date of the grant using the minimum value method as the Company was a nonpublic entity while this plan was in effect. This value was the current stock price less the present value of the exercise price for a stock that does not pay dividends. The assumptions used for the period from January 1, 2000 through the date of the Company's initial public offering on September 28, 2000 were as follows: the risk-free interest rate ranged from 4.39% to 6.41%; generally the exercise price was equal to the fair market value of the underlying common stock at the grant date after consideration of any related unearned compensation recorded in the consolidated financial statements; the expected life of the option is 5 years; the forfeiture rate is estimated at 8.0%; and the common stock is not expected to pay dividends.

The fair value of each option grant under the Plan and subsequent to the Company's 2000 initial public offering was estimated on the date of the grant using the Black-Scholes option-pricing model. The assumptions used for the period from September 28, 2000 through December 31, 2002, were as follows: the risk-free interest rate ranged from 2.67% to 5.92%; generally the exercise price was equal to the fair market value of the underlying common stock at the grant date; the expected life of the option is 5 years; the forfeiture rate is estimated at 8.0%; expected volatility ranged from 63% to 65% and the common stock is not expected to pay dividends.

The weighted average grant date fair value per share of shares under option was $2.47, $1.47 and $5.32 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 12. SEGMENT INFORMATION:

Historically, the Company has reported financial results for two reportable operating segments, Industrial and Commercial. In January 2002, the Company acquired Irvine Networks, which was subsequently renamed the Xiran Division, and will report the Division's operating results as a third operating segment.

The accounting policies for each of the reportable operating segments are the same as those described in Note 2 and reflect the information used by the Company's management to evaluate the performance of its segments. For the Industrial and Commercial segments, the Company tracks separately net sales and gross profit, but does not track separately operating expenses, interest or income taxes. For the Xiran segment, which is not expected to produce revenues until 2004, the Company currently tracks operating expenses only. The Company does not maintain separate records to identify assets by operating segment.

Summarized financial information regarding the Company's three reportable segments is shown in the following table:

Year Ended December 31, 2002	Industrial	Commercial	Subtotal	Xiran	Consolidated
Net revenues	$ 41,536,000	$ 134,995,000	$ 176,531,000	$ –	$ 176,531,000
Cost of revenues	29,016,000	114,566,000	143,582,000	–	143,582,000
Gross profit	$ 12,520,000	$ 20,429,000	32,949,000	–	32,949,000
Operating expenses			30,802,000	7,868,000	38,670,000
Income (loss) from operations			$ 2,147,000	$ (7,868,000)	$ (5,721,000)

Year Ended December 31, 2001	Industrial	Commercial	Subtotal	Xiran	Consolidated
Net revenues	$ 48,037,000	$ 116,204,000	$ 164,241,000	$ –	$ 164,241,000
Cost of revenues	33,818,000	93,873,000	127,691,000	–	127,691,000
Gross profit	$ 14,219,000	$ 22,331,000	36,550,000	–	36,550,000
Operating expenses			34,068,000	–	34,068,000
Income from operations			$ 2,482,000	$ –	$ 2,482,000

Year Ended December 31, 2000	Industrial	Commercial	Subtotal	Xiran	Consolidated
Net revenues	$ 144,178,000	$ 164,138,000	$ 308,316,000	$ –	$ 308,316,000
Cost of revenues	105,650,000	134,314,000	239,964,000	–	239,964,000
Gross profit	$ 38,528,000	$ 29,824,000	68,352,000	–	68,352,000
Operating expenses			38,996,000	–	38,996,000
Income from operations			$ 29,356,000	$ –	$ 29,356,000

For the years ended December 31, 2002, 2001 and 2000, international sales comprised 15%, 16% and 13% of the Company's revenues, respectively. During these periods, no single foreign country accounted for more than 10% of total revenues. Substantially all of the Company's international sales are export sales, which are shipped domestically to the Company's foreign customers.

NOTE 13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

	Quarter Ended			
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002
FISCAL YEAR ENDED DECEMBER 31, 2002				
Net revenues	$ 50,952,000	$ 43,301,000	$ 36,501,000	$ 45,777,000
Gross profit	11,476,000	6,134,000	6,590,000	8,749,000
Income (loss) from operations	310,000	(2,776,000)	(2,294,000)	(961,000)
Net income (loss)	$ 313,000	$ (716,000)	$ (1,056,000)	$ 153,000
Net income (loss) per share:				
Basic	$ 0.01	$ (0.02)	$ (0.03)	$ 0.00
Diluted	$ 0.01	$ (0.02)	$ (0.03)	$ 0.00

	Quarter Ended			
	Mar. 31, 2001	Jun. 30, 2001	Sept. 30, 2001	Dec. 31, 2001
FISCAL YEAR ENDED DECEMBER 31, 2001				
Net revenues	$ 58,715,000	$ 36,768,000	$ 33,177,000	$ 35,581,000
Gross profit	15,462,000	5,619,000	5,651,000	9,818,000
Income (loss) from operations	6,149,000	(3,589,000)	(1,744,000)	1,666,000
Net income (loss)	$ 3,959,000	$ (1,934,000)	$ (843,000)	$ 1,158,000
Net income (loss) per share:				
Basic	$ 0.10	$ (0.05)	$ (0.02)	$ 0.03
Diluted	$ 0.10	$ (0.05)	$ (0.02)	$ 0.03

	Quarter Ended			
	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000
FISCAL YEAR ENDED DECEMBER 31, 2000				
Net revenues	$ 57,835,000	$ 75,136,000	$ 84,879,000	$ 90,466,000
Gross profit	12,822,000	16,913,000	18,470,000	20,147,000
Income from operations	5,171,000	7,001,000	7,640,000	9,544,000
Pro forma net income	$ 3,029,000	$ 4,019,000	$ 4,324,000	$ 5,943,000
Pro forma net income per share:				
Basic	$ 0.10	$ 0.13	$ 0.14	$ 0.16
Diluted	$ 0.10	$ 0.12	$ 0.13	$ 0.15

REPORT OF INDEPENDENT ACCOUNTANTS

THE SHAREHOLDERS AND BOARD OF DIRECTORS OF SIMPLETECH, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of SimpleTech, Inc. and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
January 31, 2003, except for Note 10,
as to which the date is February 26, 2003

CORPORATE DIRECTORY

BOARD OF DIRECTORS

F. Michael Ball (1)
Corporate Vice President and President,
North America Region, Allergan, Inc.

Mark R. Hollinger (1)
President and Chief Executive Officer,
Merix Corporation

James J. Peterson (1)
President and Chief Executive Officer,
Microsemi Corporation

Dan Moses (2)
Chief Financial Officer,
SimpleTech, Inc.

Manouch Moshayedi (2)
Chairman and Chief Executive Officer,
SimpleTech, Inc.

Mark Moshayedi
Chief Operating Officer,
Chief Technical Officer and Secretary,
SimpleTech, Inc.

Mike Moshayedi
President,
SimpleTech, Inc.

(1) Member of the Audit and Compensation Committees

(2) Member of the Special Stock Option Committee

CORPORATE OFFICERS

Manouch Moshayedi
Chairman and Chief Executive Officer

Mark Moshayedi
Chief Operating Officer,
Chief Technical Officer and Secretary

Mike Moshayedi
President

Thomas A. Beaver
SVP and General Manager
of the Xiran Division

Dan Moses
Chief Financial Officer

CORPORATE OFFICE

SimpleTech, Inc.
3001 Daimler Street
Santa Ana, California 92705
phone 1 800 367 7330
www.simpletech.com

INVESTOR RELATIONS

Mitch Gellman
Director of Investor Relations
phone 949 260 8328 (direct)
cell 949 981 6983
fax 949 417 0609
ir@simpletech.com

ANNUAL MEETING

Wednesday, May 14, 2003
10:00 am Pacific Standard Time
Irvine Marriott Hotel
18000 Von Karman
Irvine, California 92612

STOCK TRANSFER AGENT

American Stock Transfer &
Trust Company
New York, NY

LEGAL COUNSEL

Squire, Sanders & Dempsey L.L.P.
Los Angeles, CA

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Irvine, CA

FORM 10-K

A copy of the company's annual report on form 10-K for the year ended December 31, 2002, and other interim financial reports may be obtained, without charge, by contacting SimpleTech investor relations at 949 260 8328 or viewing these reports online at www.simpletech.com or www.sec.gov.

MARKET INFORMATION

Our common stock has traded on The Nasdaq National Market under the symbol "STEC." Our initial public offering of stock occurred on September 29, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth the range of high and low intra-day sales prices reported on The Nasdaq National Market for our common stock for the periods indicated.

	Price range of Common Stock	
	High	Low
Fiscal Year Ended December 31, 2001:		
First Quarter	$ 6.00	$ 2.50
Second Quarter	$ 3.49	$ 2.20
Third Quarter	$ 3.15	$ 1.03
Forth Quarter	$ 3.60	$ 1.30

	Price range of Common Stock	
	High	Low
Fiscal Year Ended December 31, 2002:		
First Quarter	$ 8.99	$ 2.86
Second Quarter	$ 10.44	$ 3.20
Third Quarter	$ 4.28	$ 2.05
Fourth Quarter	$ 4.15	$ 1.80

Recent Share Prices. The following table sets forth the closing sales prices per share of our common stock on The Nasdaq National Market on (i) December 31, 2002, and (ii) February 27, 2003. Because the market price of our common stock is subject to fluctuation, the market value of the shares of our common stock may increase or decrease.

	Closing Price
December 31, 2002	$ 3.02
February 27, 2003	$ 2.05

Holders. As of February 27, 2003, there were 54 holders of record of our common stock.

Dividend Policy. We were originally incorporated as an S corporation in March 1990 and converted to a C corporation in September 2000. Since becoming a C corporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend principally upon our results of operations, financial conditions, capital requirements, contractual and legal restrictions and other factors the board deems relevant.

SimpleTech

3001 Daimler Street
Santa Ana, California 92705
949.260.8328
ir@simpletech.com
simpletech.com
NASDAQ: STEC